Exhibit 99.1

[Note]

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

May 30, 2025

Kouji Eguchi
CEO and Representative Director
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku, Tokyo,
Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the 25th Ordinary General Meeting of Shareholders

Held on May 30, 2025

The 25th Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on May 30, 2025 at 9:00 a.m., Japan Standard Time (May 29, 2025 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the three resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the Company’s non-consolidated financial statements for the 25th fiscal year;
2.	Reduction of the Company’s registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company’s books and records; and
3.	Re-election of four (4) directors to serve for the ensuing year as members of the Board of Directors.

For further information, please contact our Investor Relations.

■Contacts

Investor Relations Team: ir@medirom.co.jp